UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 13)

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

REATA PHARMACEUTICALS, INC.

(Name of Issuer)

CLASS A COMMON STOCK, $.001 PAR VALUE

(Title of Class of Securities)

75615P 103

(CUSIP Number)

WILLIAM E. ROSE

C/O CARDINAL INVESTMENT COMPANY, INC.

4215 WEST LOVERS LANE, SUITE 200

DALLAS, TEXAS 75209

(214) 871-6809

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 23, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS William E. Rose
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 206,328(a)
	8	SHARED VOTING POWER 681,681(b)(c)(d)(e)
	9	SOLE DISPOSITIVE POWER 206,328(a)
	10	SHARED DISPOSITIVE POWER 681,681(b)(c)(d)(e)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,240,950(a)(b)(c)(d)(e)(f)(g)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%(h)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(a)

Includes (i) 11,618 shares of Class A common stock, par value $0.001 per share (“Class A Common Stock”) of Reata Pharmaceuticals, Inc. (“Reata”); (ii) 129,308 shares of Class B common stock, par value $0.001 per share (“Class B Common Stock”) of Reata, (iii) 27,440 shares of Class A Common Stock issuable pursuant to currently exercisable stock options, (iv) 36,622 shares of Class B Common Stock issuable pursuant to currently exercisable stock options, which Class B Common Stock may be converted at any time into Class A Common Stock, and (v) 1,340 shares of Class A Common Stock issuable pursuant to stock options exercisable within 60 days of the date hereof, each held directly by William E. Rose (“Mr. Rose”) over which he exercises sole voting and dispositive power.

(b)

Includes 180,909 shares of Class A Common Stock which Mr. Rose may be deemed to beneficially own through Montrose Investments I, L.P. (“Montrose L.P.”) as the sole member and sole manager of Montrose Investments GP, LLC (“Montrose GP”).

(c)

Includes (i) 20 shares of Class A Common Stock and (ii) 215 shares of Class B Common Stock held by the Charles Henry Rose 2001 Trust, of which Mr. Rose is co-trustee and over which he may be deemed to have shared voting and dispositive power with his spouse.

(d)

Includes (i) 45 shares of Class A Common Stock and (ii) 492 shares of Class B Common Stock held by the John William Rose 2002 Trust, of which Mr. Rose is co-trustee and over which he may be deemed to have shared voting and dispositive power with his spouse.

(e)

Includes 500,000 shares of Class A Common Stock held by The Rose Family Foundation (the “Rose Foundation”), of which Mr. Rose is a director and over which he may be deemed to have shared voting and dispositive power with his spouse, Evelyn P. Rose (“Mrs. Rose”) and Charles E. Gale (“Mr. Gale”).

(f)

Includes (i) 7,886 shares of Class A Common Stock and (ii) 87,776 shares of Class B Common Stock held by the Evelyn P. Rose Fidelity SEP IRA (“Rose IRA”), which Mr. Rose may be deemed to beneficially own as a member of a stockholder group which includes Mrs. Rose.

(g)

Includes (i) 379,281 shares of Class A Common Stock and (ii) 1,877,998 shares of Class B Common Stock held by the Evelyn Potter Rose Survivor’s Trust (the “Survivor’s Trust”), which Mr. Rose may be deemed to beneficially own as a member of a stockholder group which includes the Survivor’s Trust.

(h)

Calculation is based on the sum of 33,587,596 shares of Class A Common Stock outstanding as of August 18, 2023, as reported by the Issuer in its Proxy Statement on Schedule 14A, filed on August 22, 2023, plus the shares of Class A Common Stock that the Reporting Person has the right to acquire upon conversion of the Class B Common Stock he owns.

1	NAMES OF REPORTING PERSONS Evelyn P. Rose
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,852,941(a)(b)(c)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,852,941(a)(b)(c)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,852,941(a)(b)(c)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%(d)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(a)	Includes (i) 7,886 shares of Class A Common Stock and (ii) 87,776 shares of Class B Common Stock held by the Rose IRA for the benefit of Mrs. Rose.
(b)

Includes (i) 379,281 shares of Class A Common Stock and (ii) 1,877,998 of Class B Common Stock held directly by the Survivor’s Trust for which Mrs. Rose and Mr. Gale serve as co-trustees and over which Mrs. Rose and Mr. Gale may be deemed to have shared voting and dispositive power.

(c)

Includes 500,000 shares of Class A Common Stock held by the Rose Foundation, of which Mrs. Rose is a director and over which she may be deemed to have shared voting and dispositive power with Mr. Rose, Mr. Rose’s spouse and Mr. Gale.

(d)

Calculation is based on the sum of 33,587,596 shares of Class A Common Stock outstanding as of August 18, 2023, as reported by the Issuer in its Proxy Statement on Schedule 14A, filed on August 22, 2023, plus the shares of Class A Common Stock that the Reporting Person has the right to acquire upon conversion of the Class B Common Stock she owns.

1	NAMES OF REPORTING PERSONS Evelyn P. Rose Fidelity SEP IRA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 95,662(a)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 95,662(a)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,662(a)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%(b)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(a)	Includes (i) 7,886 shares of Class A Common Stock and (ii) 87,776 of Class B Common Stock held directly by the Rose IRA.
(b)

Calculation is based on the sum of 33,587,596 shares of Class A Common Stock outstanding as of August 18, 2023, as reported by the Issuer in its Proxy Statement on Schedule 14A, filed on August 22, 2023, plus the shares of Class A Common Stock that the Reporting Person has the right to acquire upon conversion of the Class B Common Stock it owns.

1	NAMES OF REPORTING PERSONS Evelyn Potter Rose Survivor’s Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,257,279(a)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,257,279(a)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,257,279(a)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%(b)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(a)	Includes (i) 379,281 shares of Class A Common Stock and (ii) 1,877,998 of Class B Common Stock held directly by the Survivor’s Trust, for which Mrs. Rose and Mr. Gale serve as co-trustees.
(b)

Calculation is based on the sum of 33,587,596 shares of Class A Common Stock outstanding as of August 18, 2023, as reported by the Issuer in its Proxy Statement on Schedule 14A, filed on August 22, 2023, plus the shares of Class A Common Stock that the Reporting Person has the right to acquire upon conversion of the Class B Common Stock it owns.

1	NAMES OF REPORTING PERSONS The Rose Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 500,000(a)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 500,000(a)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000(a)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%(b)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(a)	Includes 500,000 shares of Class A Common Stock held directly by the Rose Foundation, of which Mrs. Rose, Mr. Rose, Mr. Rose’s spouse and Mr. Gale serve as directors.
(b)

Calculation is based on the sum of 33,587,596 shares of Class A Common Stock outstanding as of August 18, 2023, as reported by the Issuer in its Proxy Statement on Schedule 14A, filed on August 22, 2023, plus the shares of Class A Common Stock that the Reporting Person has the right to acquire upon conversion of the Class B Common Stock it owns.

1	NAMES OF REPORTING PERSONS Charles Henry Rose 2001 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 235(a)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 235(a)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 235(a)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.001%(b)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(a)

Includes (i) 20 shares of Class A Common Stock and (ii) 215 shares of Class B Common Stock held by the Charles Henry Rose 2001 Trust, of which Mr. Rose is co-trustee and over which he may be deemed to have shared voting and dispositive power with his spouse.

(b)

Calculation is based on the sum of 33,587,596 shares of Class A Common Stock outstanding as of August 18, 2023, as reported by the Issuer in its Proxy Statement on Schedule 14A, filed on August 22, 2023, plus the shares of Class A Common Stock that the Reporting Person has the right to acquire upon conversion of the Class B Common Stock it owns.

1	NAMES OF REPORTING PERSONS John William Rose 2002 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 537(a)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 537(a)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 537(a)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.002%(b)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(a)

Includes (i) 45 shares of Class A Common Stock and (ii) 492 shares of Class B Common Stock held by the John William Rose 2002 Trust, of which Mr. Rose is co-trustee and over which he may be deemed to have shared voting and dispositive powers with his spouse.

(b)

Calculation is based on the sum of 33,587,596 shares of Class A Common Stock outstanding as of August 18, 2023, as reported by the Issuer in its Proxy Statement on Schedule 14A, filed on August 22, 2023, plus the shares of Class A Common Stock that the Reporting Person has the right to acquire upon conversion of the Class B Common Stock it owns.

1	NAMES OF REPORTING PERSONS Charles E. Gale
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,795(a)
	8	SHARED VOTING POWER 2,757,621(b)(c)(d)
	9	SOLE DISPOSITIVE POWER 19,795(a)
	10	SHARED DISPOSITIVE POWER 2,757,621(b)(c)(d)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,777,416(a)(b)(c)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%(e)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(a)	Includes 19,795 shares of Class A Common Stock held directly by Mr. Gale over which he exercises sole voting and dispositive power.
(b)

Includes (i) 379,281 shares of Class A Common Stock and (ii) 1,877,998 shares of Class B Common Stock held by the Survivor’s Trust, for which Mrs. Rose and Mr. Gale serve as co-trustees and over which Mr. Gale may be deemed to have shared voting and dispositive power.

(c)	Includes (i) 29 shares of Class A Common Stock and (ii) 313 shares of Class B Common Stock held by the Charles E. Gale Fidelity Rollover IRA (“Gale IRA”) for the benefit of Mr. Gale.
(d)

Includes 500,000 shares of Class A Common Stock held by the Rose Foundation, of which Mr. Gale is a director and over which he may be deemed to have shared voting and dispositive power with Mr. Rose, Mr. Rose’s spouse and Mrs. Rose.

(e)

Calculation is based on the sum of 33,587,596 shares of Class A Common Stock outstanding as of August 18, 2023, as reported by the Issuer in its Proxy Statement on Schedule 14A, filed on August 22, 2023, plus the shares of Class A Common Stock that the Reporting Person has the right to acquire upon conversion of the Class B Common Stock he owns.

1	NAMES OF REPORTING PERSONS Charles E. Gale Fidelity Rollover IRA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 342(a)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 342(a)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 342(a)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.001%(b)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(a)	Includes (i) 29 shares of Class A Common Stock and (ii) 313 shares of Class B Common Stock held in the Gale IRA for the benefit of Mr. Gale.
(b)

Calculation is based on the sum of 33,587,596 shares of Class A Common Stock outstanding as of August 18, 2023, as reported by the Issuer in its Proxy Statement on Schedule 14A, filed on August 22, 2023, plus the shares of Class A Common Stock that the Reporting Person has the right to acquire upon conversion of the Class B Common Stock it owns.

1	NAMES OF REPORTING PERSONS Montrose Investments I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 180,909(a)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 180,909(a)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,909(a)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%(b)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(a)	Includes 180,909 shares of Class A Common Stock directly held by Montrose LP.
(b)

Calculation is based on the sum of 33,587,596 shares of Class A Common Stock outstanding as of August 18, 2023, as reported by the Issuer in its Proxy Statement on Schedule 14A, filed on August 22, 2023, plus the shares of Class A Common Stock that the Reporting Person has the right to acquire upon conversion of the Class B Common Stock it owns.

1	NAMES OF REPORTING PERSONS Montrose Investments GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 180,909(a)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 180,909(a)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,909(a)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%(b)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(a)	Includes 180,909 shares of Class A Common Stock held by Montrose LP, which Montrose GP is deemed to beneficially own as the general partner of Montrose LP.
(b)

Calculation is based on the sum of 33,587,596 shares of Class A Common Stock outstanding as of August 18, 2023, as reported by the Issuer in its Proxy Statement on Schedule 14A, filed on August 22, 2023, plus the shares of Class A Common Stock that the Reporting Person has the right to acquire upon conversion of the Class B Common Stock it owns.

This Amendment No. 13 to Schedule 13D (this “Amendment”) relates to the Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of Reata Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”) and amends and supplements the statement on Schedule 13D originally filed by Mr. Rose on June 6, 2016, as amended by that certain Amendment No. 1 to Schedule 13D filed on August 19, 2016, as amended by that certain Amendment No. 2 to Schedule 13D filed on December 7, 2016, as amended by that certain Amendment No. 3 to Schedule 13D filed on January 3, 2017, as amended by that certain Amendment No. 4 to Schedule 13D filed on March 3, 2017, as amended by that certain Amendment No. 5 to Schedule 13D filed on July 12, 2017, as amended by that certain Amendment No. 6 to Schedule 13D filed on August 2, 2017, as amended by that certain Amendment No. 7 to Schedule 13D filed on December 8, 2017, as amended by that certain Amendment No. 8 to Schedule 13D filed on July 31, 2018, as amended by that certain Amendment No. 9 to Schedule 13D filed on November 14, 2018, as amended by that certain Amendment No. 10 to Schedule 13D filed on November 20, 2019, as amended by that certain Amendment No. 11 to Schedule 13D filed on December 9, 2020, as amended by that certain Amendment No. 12 to Schedule 13D filed on July 31, 2023 (as amended, the “Prior Schedule 13D”). Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restate the corresponding items in the Prior Schedule 13D. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings ascribed to them in the Prior Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 of the Prior Schedule 13D is hereby amended and restated as follows:

The names of the persons filing this Statement (the “Reporting Persons”) include:

(a)	William E. Rose (“Mr. Rose”), a citizen of the United States who has served as a director of the Issuer since February 2016 and is a private investor.

(b)	Evelyn P. Rose (“Mrs. Rose”), a citizen of the United States and the widow of Edward W. Rose III.

(c)	Evelyn P. Rose Fidelity SEP IRA (“Rose IRA”).

(d)	Evelyn Potter Rose Survivor’s Trust (“Survivor’s Trust”), a Texas trust for which Charles E. Gale (“Mr. Gale”) and Mrs. Rose serve as co-trustees.

(e)	The Rose Family Foundation (“Rose Foundation”), a Texas nonprofit corporation for which Mr. Rose, his spouse, Mrs. Rose and Mr. Gale serve as board members.

(f)	Charles Henry Rose 2001 Trust (“2001 Trust”), a Texas trust for which Mr. Rose and his spouse serve as co-trustees.

(g)	John William Rose 2002 Trust (“2002 Trust”), a Texas trust for which Mr. Rose and his spouse serve as co-trustees.

(h)	Mr. Gale, a citizen of the United States who is employed as the Vice President of Cardinal Investment Company, Inc.

(i)	Charles E. Gale Fidelity Rollover IRA (“Gale IRA”).

(j)	Montrose Investments I, L.P., a Texas limited partnership (“Montrose LP”), which is in the business of holding and managing investments for its limited partners.

(k)	Montrose Investments GP, LLC, a Texas limited liability company (“Montrose GP”), which serves as the general partner of Montrose LP. Mr. Rose is the sole member and sole manager of Montrose GP.

The principal business address for each of the Reporting Persons and Mr. Rose’s spouse is c/o Cardinal Investment Company, Inc., 4215 West Lovers Lane, Suite 200, Dallas, Texas 75209.

None of the Reporting Persons nor Mr. Rose’s spouse has, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Prior Schedule 13D is hereby amended and supplemented by adding the following:

On July 28, 2023, Biogen Inc. (“Biogen”), River Acquisition, Inc. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Biogen and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, and upon the terms and subject to the conditions set forth therein, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly-owned subsidiary of Biogen.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Class A Common Stock issued and outstanding immediately prior to the Effective Time and each share of Class B common stock, par value $0.001 per share, of Reata (the “Class B Common Stock” and, together with the Class A Common Stock, the “Reata Common Stock”) issued and outstanding immediately prior to the Effective Time (in each case except for (i) shares of Reata Common Stock owned by Biogen, Merger Sub or the Issuer, or by any direct or indirect wholly-owned subsidiary of Biogen, Merger Sub or the Issuer, in each case, immediately prior to the Effective Time; and (ii) any shares of Reata Common Stock with respect to which statutory rights of appraisal have been properly and validly demanded) will be automatically canceled and converted into the right to receive $172.50 in cash, without interest and subject to any applicable withholding taxes.

On July 28, 2023, concurrently with the execution of the Merger Agreement, Biogen and Merger Sub entered into a voting and support agreement (each, a “Support Agreement” and, together, the “Support Agreements”) with each of the Reporting Persons, R. Kent McGaughy, Jr., CPMG, Inc., J. Warren Huff and The 2021 JWH GRAT (each a “Relevant Stockholder”), pursuant to which and subject to the conditions contained therein, each Relevant Stockholder has agreed, among other things, to vote all of such Relevant Stockholder’s shares (i) in favor of the adoption of the Merger Agreement and any other matters necessary for the consummation of the Merger and other transactions contemplated thereby and (ii) against any Acquisition Proposal (as defined in the Merger Agreement) or other transaction, proposal, agreement or action made in opposition to adoption of the Merger Agreement or in competition or inconsistent with the Merger or matters contemplated by the Merger Agreement.

In connection with the execution of the Merger Agreement and the Support Agreement with each of the Reporting Persons, the Rose Foundation entered into a joinder agreement, dated August 23, 2023, to the Support Agreement (the “Joinder Agreement”), pursuant to which and subject to the conditions contained therein, the Rose Foundation has agreed, among other things, to vote all of the Rose Foundation’s shares (i) in favor of the adoption of the Merger Agreement and any other matters necessary for the consummation of the Merger and other transactions contemplated thereby and (ii) against any Acquisition Proposal (as defined in the Merger Agreement) or other transaction, proposal, agreement or action made in opposition to adoption of the Merger Agreement or in competition or inconsistent with the Merger or matters contemplated by the Merger Agreement.

The Merger is expected to close by the fourth quarter of 2023. Upon completion of the Merger, the Issuer will become a privately held company and the shares of Class A Common Stock will no longer be listed on any public market.

The description and summary of the Joinder Agreement set forth above in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Joinder Agreement entered into by the Rose Foundation, which is attached as Exhibit 7.7 to this Schedule 13D and is incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF ISSUER.

Item 5 of the Prior Schedule 13D is hereby amended and restated as follows:

The information set forth in Item 2, Item 3 and Item 6 is hereby incorporated by reference in its entirety.

(a) (1) Mr. Rose may be deemed to beneficially own 3,240,950 shares of Class A Common Stock, representing approximately 9.1% of the outstanding shares of Class A Common Stock.

(2)	The Survivor’s Trust may be deemed to beneficially own 2,357,279 shares of Class A Common Stock, representing approximately 6.4% of the outstanding shares of Class A Common Stock.

(3)	Mrs. Rose may be deemed to beneficially own 2,852,941 shares of Class A Common Stock, representing approximately 8.0% of the outstanding shares of Class A Common Stock.

(4)	The Rose IRA may be deemed to beneficially own 95,662 shares of Class A Common Stock, representing approximately 0.3% of the outstanding shares of Class A Common Stock.

(5)	The Rose Foundation may be deemed to beneficially own 500,000 shares of Class A Common Stock, representing approximately 1.5% of the outstanding shares of Class A Common Stock.

(6)	The 2001 Trust may be deemed to beneficially own 235 shares of Class A Common Stock, representing approximately 0.001% of the outstanding shares of Class A Common Stock.

(7)	The 2002 Trust may be deemed to beneficially own 537 shares of Class A Common Stock, representing approximately 0.002% of the outstanding shares of Class A Common Stock.

(8)	Mr. Gale may be deemed to beneficially own 2,777,416 shares of Class A Common Stock, representing approximately 7.8% of the outstanding shares of Class A Common Stock.

(9)	The Gale IRA may be deemed to beneficially own 342 shares of Class A Common Stock, representing approximately 0.001% of the outstanding shares of Class A Common Stock.

(10)	Montrose LP may be deemed to beneficially own 180,909 shares of Class A Common Stock, representing approximately 0.5% of the outstanding shares of Class A Common Stock.

(11)	Montrose GP may be deemed to beneficially own 180,909 share of Class A Common Stock, representing approximately 0.5% of the outstanding shares of Class A Common Stock.

The Reporting Persons have entered into a Second Amended and Restated Joint Filing Agreement, dated August 24, 2023, a copy of which is incorporated by reference to this Schedule 13D as Exhibit 99.2 (which is hereby incorporated by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

(b) (1) Mr. Rose may be deemed to have sole voting power with respect to 206,328 shares of common stock (comprised of 11,618 shares of Class A Common Stock and 129,308 shares of Class B Common Stock and 36,622 shares of Class B Common Stock and 27,440 shares of Class A Common Stock issuable pursuant to currently exercisable stock options and 1,340 shares of Class A Common Stock issuable pursuant to stock options exercisable within 60 days of the date hereof), shared voting power with respect to 681,681 shares of common stock (comprised of 680,974 shares of Class A Common Stock and 707 shares of Class B Common Stock), sole dispositive power with respect to 206,328 shares of common stock (comprised of 11,618 shares of Class A Common Stock and 129,308 shares of Class B Common Stock and 36,622 shares of Class B common stock and 27,440 shares of Class A Common Stock issuable pursuant to currently exercisable stock options and 1,340 shares of Class A Common Stock issuable pursuant to stock options exercisable within 60 days of the date hereof), and shared dispositive power with respect to 681,681 shares of common stock (comprised of 680,974 shares of Class A Common Stock and 707 shares of Class B Common Stock).

(2)

The Survivor’s Trust may be deemed to have sole voting power with respect to 0 shares of common stock, shared voting power with respect to 2,257,279 shares of common stock (comprised of 379,281 shares of Class A Common Stock and 1,877,998 shares of Class B Common Stock), sole dispositive power with respect to 0 shares of common stock, and shared dispositive power with respect to 2,257,279 shares of common stock (comprised of 379,281 shares of Class A Common Stock and 1,877,998 shares of Class B Common Stock).

(3)

Mrs. Rose may be deemed to have sole voting power with respect to 0 shares of common stock, shared voting power with respect to 2,852,941 shares of common stock (comprised of 887,167 shares of Class A Common Stock and 1,965,774 shares of Class B Common Stock), sole dispositive power with respect to 0 shares of common stock, and shared dispositive power with respect to 2,852,941 shares of common stock (comprised of 887,167 shares of Class A Common Stock and 1,965,774 shares of Class B Common Stock).

(4)

The Rose IRA may be deemed to have sole voting power with respect to 0 shares of common stock, shared voting power with respect to 95,662 shares of common stock (comprised of 7,886 shares of Class A Common Stock and 87,776 shares of Class B Common Stock), sole dispositive power with respect to 0 shares of common stock, and shared dispositive power with respect to 95,662 shares of common stock (comprised 7,886 shares of Class A Common Stock and 87,776 shares of Class B Common Stock).

(5)

The Rose Foundation may be deemed to have sole voting power with respect to 0 shares of common stock, shared voting power with respect to 500,000 shares of common stock (comprised of 500,000 shares of Class A Common Stock), sole dispositive power with respect to 0 shares of common stock, and shared dispositive power with respect to 500,000 shares of common stock (comprised of 500,000 shares of Class A Common Stock).

(6)

The 2001 Trust may be deemed to have sole voting power with respect to 0 shares of common stock, shared voting power with respect to 235 shares of common stock (comprised of 20 shares of Class A Common Stock and 215 shares of Class B Common Stock), sole dispositive power with respect to 0 shares of common stock, and shared dispositive power with respect to 235 shares of common stock (comprised of 20 shares of Class A Common Stock and 215 shares of Class B Common Stock).

(7)

The 2002 Trust may be deemed to have sole voting power with respect to 0 shares of common stock, shared voting power with respect to 537 shares of common stock (comprised of 45 shares of Class A Common Stock and 492 shares of Class B Common Stock), sole dispositive power with respect to 0 shares of common stock, and shared voting power with respect to 537 shares of common stock (comprised of 45 shares of Class A Common Stock and 492 shares of Class B Common Stock).

(8)

Mr. Gale may be deemed to have sole voting power with respect to 19,795 shares of common stock (comprised of 19,795 shares of Class A Common Stock), shared voting power with respect to 2,757,621 shares of common stock (comprised of 879,310 shares of Class A Common Stock and 1,878,311 shares of Class B Common Stock), sole dispositive power with respect to 19,795 shares of common stock (comprised of 19,795 shares of Class A Common Stock), and shared dispositive power with respect to 2,757,621 shares of common stock (comprised of 879,310 shares of Class A Common Stock and 1,878,311 shares of Class B Common Stock).

(9)

The Gale IRA may be deemed to have sole voting power with respect to 0 shares of common stock, shared voting power with respect to 342 shares of common stock (comprised of 29 shares of Class A Common Stock and 313 shares of Class B Common Stock), sole dispositive power with respect to 0 shares of common stock, and shared dispositive power with respect to 342 shares of common stock (comprised of 29 shares of Class A Common Stock and 313 shares of Class B Common Stock).

(10)

Montrose LP may be deemed to have sole voting power with respect to 0 shares of common stock, shared voting power with respect to 180,909 shares of common stock (comprised of 180,909 shares of Class A Common Stock), sole dispositive power with respect to 0 shares of common stock, and shared dispositive power with respect to 180,909 shares of common stock (comprised of 180,909 shares of Class A Common Stock).

(11)

Montrose GP may be deemed to have sole voting power with respect to 0 shares of common stock, shared voting power with respect to 180,909 shares of common stock (comprised of 180,909 shares of Class A Common Stock), sole dispositive power with respect to 0 shares of common stock, and shared dispositive power with respect to 180,909 shares of common stock (comprised of 180,909 shares of Class A Common Stock).

(c) The following transaction in Class A Common Stock was effected in the sixty days prior to the filing of this Schedule 13D:

Date of Transaction	Amount of Securities Involved	Nature of Transaction	Price Per Share	Where and How Effected
8/23/2023	500,000	Disposition	N/A	Gift by the Survivor’s Trust to the Rose Foundation

(d) The right to receive dividends from, and proceeds from the sale of, the shares of Class A Common Stock and Class B Common Stock held of record and/or beneficially owned by Montrose LP, and Montrose GP is governed by their respective limited partnership agreements and limited liability regulations, as applicable, of each of such entities, and such dividends or proceeds may be distributed with respect to numerous general and limited partnership or membership interests.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Prior Schedule 13D is hereby amended and supplemented by adding the following:

The response to Item 4 of this Amendment No. 13 is incorporated by reference herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Prior Schedule 13D is hereby amended and restated in its entirety.

Exhibit No.	Description

7.1	Seventh Amended and Restated Registration Rights Agreement by and among the Issuer and certain of its stockholders, dated as of November 10, 2010 (incorporated by reference to Exhibit 4.3 of the Issuer’s Registration Statement on Form S-1, File No. 333-208843).

7.2	Power of Attorney for Evelyn P. Rose, dated May 17, 2016 (incorporated by reference to Exhibit 24.1 of the Reporting Persons’ Schedule 13D filed June 6, 2016, File No. 005-89517).

7.3	Power of Attorney for William E. Rose, dated May 17, 2016 (incorporated by reference to Exhibit 24.2 of the Reporting Persons’ Schedule 13D filed June 6, 2016, File No. 005-89517).

7.4	Lock Up Agreement, between William E. Rose and Barclays Capital Inc. and Goldman Sachs & Co. LLC, dated December 1, 2020 (incorporated by reference to Exhibit 7.4 of the Reporting Persons’ Schedule 13D/A filed December 9, 2020, File No. 005-89517).

7.5	Lock Up Agreement, between Evelyn Potter Rose Survivor’s Trust and Barclays Capital Inc. and Goldman Sachs & Co. LLC, dated December 1, 2020 (incorporated by reference to Exhibit 7.5 of the Reporting Persons’ Schedule 13D/A filed December 9, 2020, File No. 005-89517).

7.6	Voting and Support Agreement, dated July 28, 2023, by and among Parent, Merger Sub, and certain members of the William E. Rose 13D group (incorporated by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K filed on July 31, 2023, File No. 001-37785).

7.7*	Joinder Agreement, dated August 23, 2023, by the Rose Family Foundation.

99.2*	Second Amended and Restated Joint Filing Agreement.

*	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 24, 2023	/s/ Charles E. Gale, Attorney-In-Fact
William E. Rose

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 24, 2023	/s/ Charles E. Gale, Attorney-In-Fact
Evelyn P. Rose

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 24, 2023	EVELYN P. ROSE FIDELITY SEP IRA

/s/ Charles E. Gale
Charles E. Gale
Attorney-In-Fact

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 24, 2023	EVELYN POTTER ROSE SURVIVOR’S TRUST

/s/ Charles E. Gale
Charles E. Gale
Co-Trustee

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 24, 2023	THE ROSE FAMILY FOUNDATION

/s/ Charles E. Gale
Charles E. Gale
President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 24, 2023	CHARLES HENRY ROSE 2001 TRUST

/s/ Charles E. Gale, Attorney-In-Fact
William E. Rose
Co-Trustee

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 24, 2023	JOHN WILLIAM ROSE 2002 TRUST

/s/ Charles E. Gale, Attorney-In-Fact
William E. Rose
Co-Trustee

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 24, 2023	/s/ Charles E. Gale
Charles E. Gale

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 24, 2023	CHARLES E. GALE FIDELITY ROLLOVER IRA

/s/ Charles E. Gale
Charles E. Gale

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 24, 2023	MONTROSE INVESTMENTS I, L.P.

By: MONTROSE INVESTMENTS GP, LLC

/s/ Charles E. Gale, Attorney-In-Fact
William E. Rose
Sole Member

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 24, 2023	MONTROSE INVESTMENTS GP, LLC

/s/ Charles E. Gale, Attorney-In-Fact
William E. Rose
Sole Member